# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### February 14, 2012

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Envestnet, Inc.

### File No. 001-34835 - CF#27814

_____

Envestnet, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 6, 2012.

Based on representations by Envestnet, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.1 | through April 30, 2020 |
| Exhibit 10.2 | through April 30, 2015 |
| Exhibit 10.3 | through April 30, 2015 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel